UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170231

DIVISION OF
CORPORATION FINANCE

March 2, 2017

Scott H. Kimpel
Hunton & Williams LLP
skimpel@hunton.com

Re: Lowe's Companies, Inc.
Incoming letter dated January 30, 2017

Dear Mr. Kimpel:

This is in response to your letter dated January 30, 2017 concerning the shareholder proposal submitted to Lowe's by John Chevedden. We also have received letters from the proponent dated February 8, 2017, February 12, 2017, February 14, 2017, February 15, 2017, February 20, 2017, February 21, 2017, February 22, 2017, February 28, 2017 and March 1, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

***FISMA & OMB Memorandum M-07-16***

March 2, 2017

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Lowe's Companies, Inc.
Incoming letter dated January 30, 2017

The proposal requests that the board take the steps necessary to enable at least 50 shareholders to aggregate their shares for purposes of proxy access.

We are unable to concur in your view that Lowe's may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Lowe's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to conclude that Lowe's has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Lowe's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ryan J. Adams
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

March 1, 2017 pm

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 10 Rule 14a-8 Proposal**
**Lowe's Companies, Inc. (LOW)**
**Year Old Proxy Access Recycled**
**John Chevedden**

Ladies and Gentlemen:

This responds to the January 30, 2017 no-enforcement request.

The company cited Institutional Shareholder Services and Glass Lewis on page 7 (but only in regard to a supporting statement).

However this bring to mind whether the company did any investigation on whether ISS or Glass Lewis ever recommended against a rule 14a-8 proposal, like this proposal, that asks that the proxy access ceiling be raised beyond 20-participants. A proposal like this proposal came to a vote yesterday at a major company.

It seems that ISS would know something about whether large holders typically own their stock for an ironclad continuous 3-years.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Beth MacDonald <beth.macdonald@lowes.com>

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

***FISMA & OMB Memorandum M-07-16***

March 1, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 9 Rule 14a-8 Proposal**
**Lowe's Companies, Inc. (LOW)**
**Year Old Proxy Access Recycled**
**John Chevedden**

Ladies and Gentlemen:

This responds to the January 30, 2017 no-enforcement request.

At this late date, with the burden of proof on the company, the company has failed to provide proof that each figure on page 5 represents an ironclad 3-years of continuous stock ownership.

By providing these figures the company set a high standard for itself.

And any thorough evidence the company might provide at this late date (for the first time) may take time to review.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Beth MacDonald <beth.macdonald@lowes.com>

PROOF MISSING

2016); *Chemed Corp.* (avail. Mar. 9, 2016); *Amazon.com, Inc.* (avail. Mar. 3, 2016); *Alaska Air Group, Inc.* (avail. Feb. 12, 2016); *Baxter Int'l Inc.* (avail. Feb. 12, 2016); *Capital One Financial Corp.* (avail. Feb. 12, 2016); *General Dynamics Corp.* (avail. Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (avail. Feb. 12, 2016); *Illinois Tool Works, Inc.* (avail. Feb. 12, 2016).

In addition, the Company does not believe that increasing the number of shareholders that are allowed to aggregate their shares would result in a more meaningful proxy access right. The Proposal references an analysis by the Council of Institutional Investors and states that for most companies, "[e]ven if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years." However, this statement is not relevant to the Company's shareholder base. A review of the Company's stockholder records indicates that as of December 31, 2016, the Company had one stockholder that held 5% or more of its common stock, four stockholders that each held between 3% and 5% of its common stock, and five stockholders that each held between 1% and 3% of its common stock. Collectively, the Company's 20 largest stockholders held shares of the Company's common stock representing approximately 30% of the Company's voting power. With the Company's current ownership structure, it is possible to assemble a group of 20 shareholders that own at least 3% of the Company's shares and that does not include any of the Company's largest 50 institutional shareholders (assuming each holder has owned its shares for three years). Accordingly, the Company believes the Proponent's essential objective of enabling shareholders to accumulate a 3% position is substantially implemented by the Proxy Access Provision.

The Commission has specifically rejected the notion that the actions requested by a proposal need to be fully effected in each and every respect for that proposal to be substantially implemented. Although the Proxy Access Provision adopted by the Company contains a lower limit on the number of shareholders eligible to aggregate shares in a nominating group, this variation does not undermine the essential objectives of the Proposal. In addition, the Proposal does not specifically request an amendment of the existing Proxy Access Provision and does not acknowledge that the existing Proxy Access Provision incorporates two of the three terms that the Proposal specifically requests. In this respect, the Proposal may be distinguished from proposals in which the proponents specifically ask for revisions or amendments to existing bylaws. This Proposal requests that the Company "enable" a group of shareholders "in order to make use of shareholder proxy access." The Proxy Access Provision satisfies the Proposal's essential objective of providing a meaningful proxy access right to a shareholder or group of shareholders that have owned 3% or more of the Company's common stock continuously for at least three years. Thus, even though proxy access has not been implemented exactly as proposed by the Proponent, the Company has substantially implemented the Proposal. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(10).

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

***FISMA & OMB Memorandum M-07-16***

February 28, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 8 Rule 14a-8 Proposal**
**Lowe's Companies, Inc. (LOW)**
**Year Old Proxy Access Recycled**
**John Chevedden**

Ladies and Gentlemen:

This responds to the January 30, 2017 no-enforcement request.

The attached information is not relevant at least the until company discloses whether any of the stockholdings are held continuously for 3-years.

The company also has not disclosed how it applies a continuous 3-year mandatory stockholding requirement for a group.

For instance does a group only need to keep its combined stockholdings above the 3-year level? For instance would the company allow one group member to sell off 3 year-old stock while another member's stockholdings of 2.9 years aged past 3years – to keep the overall average above water.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Beth MacDonald <beth.macdonald@lowes.com>

NOT RELEVANT

2016); *Chemed Corp.* (avail. Mar. 9, 2016); *Amazon.com, Inc.* (avail. Mar. 3, 2016); *Alaska Air Group, Inc.* (avail. Feb. 12, 2016); *Baxter Int'l Inc.* (avail. Feb. 12, 2016); *Capital One Financial Corp.* (avail. Feb. 12, 2016); *General Dynamics Corp.* (avail. Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (avail. Feb. 12, 2016); *Illinois Tool Works, Inc.* (avail. Feb. 12, 2016).

In addition, the Company does not believe that increasing the number of shareholders that are allowed to aggregate their shares would result in a more meaningful proxy access right. The Proposal references an analysis by the Council of Institutional Investors and states that for most companies, "[e]ven if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years." However, this statement is not relevant to the Company's shareholder base. A review of the Company's stockholder records indicates that as of December 31, 2016, the Company had one stockholder that held 5% or more of its common stock, four stockholders that each held between 3% and 5% of its common stock, and five stockholders that each held between 1% and 3% of its common stock. Collectively, the Company's 20 largest stockholders held shares of the Company's common stock representing approximately 30% of the Company's voting power. With the Company's current ownership structure, it is possible to assemble a group of 20 shareholders that own at least 3% of the Company's shares and that does not include any of the Company's largest 50 institutional shareholders (assuming each holder has owned its shares for three years). Accordingly, the Company believes the Proponent's essential objective of enabling shareholders to accumulate a 3% position is substantially implemented by the Proxy Access Provision.

The Commission has specifically rejected the notion that the actions requested by a proposal need to be fully effected in each and every respect for that proposal to be substantially implemented. Although the Proxy Access Provision adopted by the Company contains a lower limit on the number of shareholders eligible to aggregate shares in a nominating group, this variation does not undermine the essential objectives of the Proposal. In addition, the Proposal does not specifically request an amendment of the existing Proxy Access Provision and does not acknowledge that the existing Proxy Access Provision incorporates two of the three terms that the Proposal specifically requests. In this respect, the Proposal may be distinguished from proposals in which the proponents specifically ask for revisions or amendments to existing bylaws. This Proposal requests that the Company "enable" a group of shareholders "in order to make use of shareholder proxy access." The Proxy Access Provision satisfies the Proposal's essential objective of providing a meaningful proxy access right to a shareholder or group of shareholders that have owned 3% or more of the Company's common stock continuously for at least three years. Thus, even though proxy access has not been implemented exactly as proposed by the Proponent, the Company has substantially implemented the Proposal. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(10).

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

***FISMA & OMB Memorandum M-07-16***

February 22, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 7 Rule 14a-8 Proposal**
**Lowe's Companies, Inc. (LOW)**
**Year Old Proxy Access Recycled**
**John Chevedden**

Ladies and Gentlemen:

This responds to the January 30, 2017 no-enforcement request.

The attached Febarary 22, 2017 revised rebuttal analysis in regard to the NextEra Energy, Inc. no action request, with a key heading of Substantial Implementation Based on False Assumptions, has analogies to Lowe's.

In fact Lowe's stock is even more volatile than NextEra with an average of 27.88% of shares traded in or out during the last reported quarter ending 12/31/2016.

Despite the burden of proof resting with Lowe's, the no-action request was devoid of any analysis of the impact of the trading volatility in shrinking the eligible shares held by large shareholders.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Beth MacDonald <beth.macdonald@lowes.com>

# Corporate Governance

*CorpGov.net: improving accountability through democratic corporate governance since 1995*

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

February 22, 2017

Re: NextEra Energy, Inc. (NEE)
Shareholder Proposal submitted by Myra K. Young
SEC Rule 14a-8

To Whom It May Concern:

On behalf of my wife, Myra K. Young (the "Proponent"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to request that staff of the Division of Corporate Finance (the "Staff") reconsider its February 10, 2017, response to the no-action request by NextEra Energy, Inc. (the "Company") dated December 19, 2016, with respect to the Company's plans to exclude the Proponent's shareholder proposal ("Proposal") to amend the Company's shareholder proxy access requirements from the Company's proxy materials for its 2017 annual meeting of shareholders.

We are providing new information with regard to the turnover of share ownership, which calls into question one the Company's fundamental assumptions for their contention that Company policies, practices and procedures compare favorably with the guidelines of the proposal and that the Company has, therefore, substantially implemented the proposal.

In advancing their fallacious arguments, the Company has not met the burden of proof required by Rule 14a-8(g). They have not demonstrated that even one hypothetical group of 20 shareholders can meet the holding requirements of their existing bylaws nor have they demonstrated there is no significant difference between those bylaws and the Proposal.

**Substantial Implementation Based on False Assumptions**

On page 6 of its initial no-action request dated December 19, 2016, the Company contends,

> 'the largest 20 institutional shareholders of the Company own approximately

> 38% of the outstanding common stock, and each of these 20 institutional shareholders owns more than 0.7%. *Assuming institutional ownership has been stable for three years*, the concentration of significant shareholdings in 20 shareholders means that some of those shareholders may utilize proxy access individually, and that a small number of the others may easily form a group among themselves to make a proxy access nomination." (my emphasis)

Continuing on page 7,

> A group requiring 20 shareholders would therefore hold an average of approximately 700,902 shares per member. According to NASDAQ, as of September 30, 2016, 85 shareholders owned at least 700,902 shares.

This is a totally fallacious argument, since we all know institutional ownership is *not* typically stable over any three year period.

Despite the burden resting with the Company, the no-action process was devoid of any significant analysis of the impact of the holding period on the number of eligible shares. Reference Rule 14a-8(g): "Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal."

As we argued in our letter of January 15, 2017, some funds should not be considered in estimating the number of potential participants. Many hedge funds would not be able to meet the Company requirement that they "acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control…" Other investors appear to be unlikely participants, since they are passively managed and have never filed a proposal or participated in an activist campaign.

However, even barring those arguments, the Company has not demonstrated that our proposal is insubstantially different or that their own language can be implemented.

**What the Available Data Shows**

As we indicated previously, the Council of Institutional Investors found "that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined." (See page 2, http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf)

We have now examined the Company's top 100 shareholders as of December 31, 2016, reported by FactSet Research and the position changes reported from the prior quarter. On average, the positions of these 100 funds changed 16.12% over the course of the *single quarter*. (See attached spreadsheet, NEE top 100.xls.) Of course, there are 12 quarters in a 3 year period, so it is not unreasonable to expect that many, if not most of the 85 shareowners touted by the Company as being able to combine to form a viable group would not be able to do so.

According to the New York Stock Exchange, where the Company is listed, the annualized turnover rate for 2016 was 70%. (See NYSE Group turnover, http://www.nyxdata.com/nysedata/asp/factbook/viewer_edition.asp?mode=tables&key=317&category=3)

However, as Jason Zweig reports in the Wall Street Journal (See *Why Hair-Trigger Traders Lose the Race*, April 2015, http://blogs.wsj.com/moneybeat/2015/04/10/why-hair-trigger-stock-traders-lose-the-race/)

> Many of the same stocks are also traded elsewhere; about three-quarters of their total volume occurs on other exchanges and trading platforms.
>
> Including trades on all marketplaces, the annual turnover rate in U.S. stocks is running at 307% so far this year, up from 303% in 2014, reckons Ana Avramovic, a director of trading strategy at Credit Suisse in New York.

**Conclusion**

In permitting the exclusion of proposals, Rule 14a-8 imposes the burden of proof on companies, See Rule 14a-8(g). Companies seeking to establish the availability of subsection (i)(10), therefore, have the burden of showing both the insubstantiality of any revisions proposed by the shareholder proposal and the actual implementation of the company alternative. The Company has shown neither.

Based on the foregoing facts and analysis, on behalf of the Proponent, we respectfully request that Staff overturn its February 10, 2017, no-action decision and concur that the Company cannot exclude the Proposal from its 2017 Proxy Materials on the basis of that decision.

If Staff has any questions regarding this request or requires additional information, please contact the undersigned at 916.869.2402 or via e-mail to jm@corpgov.net.

Sincerely,

James McRitchie
Shareholder Advocate

Myra K. Young
NEE Shareholder

Attachment
cc: Scott Seeley, Corporate Secretary <Scott.Seeley@nexteraenergy.com>
John Chevedden

Pages 13 through 19 redacted for the following reasons:
- - - - - - - - - - - - - - - - - - - - - - - - - - - -
***Copyrighted Material Omitted***

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

February 21, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 6 Rule 14a-8 Proposal**
**Lowe's Companies, Inc. (LOW)**
**Year Old Proxy Access Recycled**
**John Chevedden**

Ladies and Gentlemen:

This responds to the January 30, 2017 no-enforcement request.

The attached rebuttal analysis in regard to the NextEra Energy, Inc. no action request, with a key heading of Substantial Implementation Based on False Assumptions, has analogies to Lowe's.

In fact Lowe's stock is even more volatile than NextEra with an average of 7.1% of shares traded in or out during the last reported quarter ending 12/31/2016.

Despite the burden of proof resting with Lowe's, the no-action request was devoid of any analysis of the impact of the trading volatility in shrinking the eligible shares held by large shareholders.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Beth MacDonald <beth.macdonald@lowes.com>

# Corporate Governance

*CorpGov.net: improving accountability through democratic corporate governance since 1995*

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

February 21, 2017

Re: NextEra Energy, Inc. (NEE)
Shareholder Proposal submitted by Myra K. Young
SEC Rule 14a-8

To Whom It May Concern:

On behalf of my wife, Myra K. Young (the "Proponent"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to request that staff of the Division of Corporate Finance (the "Staff") reconsider its February 10, 2017, response to the no-action request by NextEra Energy, Inc. (the "Company") dated December 19, 2016, with respect to the Company's plans to exclude the Proponent's shareholder proposal ("Proposal") to amend the Company's shareholder proxy access requirements from the Company's proxy materials for its 2017 annual meeting of shareholders.

We are providing new information with regard to the turnover of share ownership, which calls into question one the Company's fundamental assumptions for their contention that Company policies, practices and procedures compare favorably with the guidelines of the proposal and that the Company has, therefore, substantially implemented the proposal.

In advancing their fallacious arguments, the Company has not met the burden of proof required by Rule 14a-8(g). They have not demonstrated that even one hypothetical group of 20 shareholders can meet the holding requirements of their existing bylaws nor have they demonstrated there is no significant difference between those bylaws and the Proposal.

**Substantial Implementation Based on False Assumptions**

On page 6 of its initial no-action request dated December 19, 2016, the Company contends,

> 'the largest 20 institutional shareholders of the Company own approximately

> 38% of the outstanding common stock, and each of these 20 institutional shareholders owns more than 0.7%. *Assuming institutional ownership has been stable for three years*, the concentration of significant shareholdings in 20 shareholders means that some of those shareholders may utilize proxy access individually, and that a small number of the others may easily form a group among themselves to make a proxy access nomination." (my emphasis)

Continuing on page 7,

> A group requiring 20 shareholders would therefore hold an average of approximately 700,902 shares per member. According to NASDAQ, as of September 30, 2016, 85 shareholders owned at least 700,902 shares.

This is a totally fallacious argument, since we all know institutional ownership is *not* typically stable over any three year period.

Despite the burden resting with the Company, the no-action process was devoid of any significant analysis of the impact of the holding period on the number of eligible shares. Reference Rule 14a-8(g): "Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal."

As we argued in our letter of January 15, 2017, some funds should not be considered in estimating the number of potential participants. Many hedge funds would not be able to meet the Company requirement that they "acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control..." Other investors appear to be unlikely participants, since they are passively managed and have never filed a proposal or participated in an activist campaign.

However, even barring those arguments, the Company has not demonstrated that our proposal is insubstantially different or that their own language can be implemented.

**What the Available Data Shows**

As we indicated previously, the Council of Institutional Investors found "that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined." (See page 2, http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf)

We have now examined the Company's top 100 shareholders as of December 31, 2016, reported by FactSet Research and the position changes reported from the prior quarter. On average, the positions of these 100 funds changed 6.6% over the course of the single quarter. (See attached spreadsheet, NEE top 100.xls.)

According to the New York Stock Exchange, where the Company is listed, the annualized turnover rate for 2016 was 70%. (See NYSE Group turnover, http://www.nyxdata.com/nysedata/asp/factbook/viewer_edition.asp?mode=tables&key=317&category=3)

However, as Jason Zweig reports in the Wall Street Journal (See *Why Hair-Trigger Traders Lose the Race*, April 2015, http://blogs.wsj.com/moneybeat/2015/04/10/why-hair-trigger-stock-traders-lose-the-race/)

> Many of the same stocks are also traded elsewhere; about three-quarters of their total volume occurs on other exchanges and trading platforms.
>
> Including trades on all marketplaces, the annual turnover rate in U.S. stocks is running at 307% so far this year, up from 303% in 2014, reckons Ana Avramovic, a director of trading strategy at Credit Suisse in New York.

**Conclusion**

In permitting the exclusion of proposals, Rule 14a-8 imposes the burden of proof on companies, See Rule 14a-8(g). Companies seeking to establish the availability of subsection (i)(10), therefore, have the burden of showing both the insubstantiality of any revisions proposed by the shareholder proposal and the actual implementation of the company alternative. The Company has shown neither.

Based on the foregoing facts and analysis, on behalf of the Proponent, we respectfully request that Staff overturn its February 10, 2017, no-action decision and concur that the Company cannot exclude the Proposal from its 2017 Proxy Materials on the basis of that decision.

If Staff has any questions regarding this request or requires additional information, please contact the undersigned at 916.869.2402 or via e-mail to jm@corpgov.net.

Sincerely,

J. McRitchie

James McRitchie
Shareholder Advocate

Myra K. Young

Myra K. Young
NEE Shareholder

Attachment

cc: Scott Seeley, Corporate Secretary <Scott.Seeley@nexteraenergy.com>
John Chevedden

Pages 24 through 29 redacted for the following reasons:
- - - - - - - - - - - - - - - - - - - - - - - - - - - -
***Copyrighted Material Omitted***

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

***FISMA & OMB Memorandum M-07-16***

February 20, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 5 Rule 14a-8 Proposal**
**Lowe's Companies, Inc. (LOW)**
**Year Old Proxy Access Recycled**
**John Chevedden**

Ladies and Gentlemen:

This responds to the January 30, 2017 no-enforcement request.

One issue not addressed by the company is that its bylaws require the shares to be held for 3-years. Yet according to PoliticFact, the average holding time for stocks has fallen to 4-months.
http://www.politifact.com/virginia/statements/2016/jul/06/mark-warner/mark-warner-says-average-holding-time-stocks-has-f/

That drastically reduces the likelihood that 20 shareholders will meet the 3-year requirement since many will have held only a small fraction, if any, of the shares they hold today for the entire 3-year period.

Under Rule 14a-8(g) the company has the burden of proof to show that their bylaws, restricting the number of shareholders forming a group, can be met by a group of only 20 shareholders. Since the company has completely ignored the mandatory 3-year holding period, the company has failed to provide evidence that their restrictive proxy access bylaws are anything but an illusion of shareholder proxy access.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Beth MacDonald <beth.macdonald@lowes.com>

Pages 31 through 34 redacted for the following reasons:
- - - - - - - - - - - - - - - - - - - - - - - - - - - -
***Copyrighted Material Omitted***

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

February 15, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 4 Rule 14a-8 Proposal**
**Lowe's Companies, Inc. (LOW)**
**Year Old Proxy Access Recycled**
**John Chevedden**

Ladies and Gentlemen:

This responds to the January 30, 2017 no-enforcement request.
It was submitted nearly 50-days after the company deadline for rule 14a-8 proposals.
The rule 14a-8 proposal was submitted 10-days before the company deadline.

Shareholders gave 30% support to the attached 2016 rule 14a-8 proxy access proposal after the company adopted its current version of proxy access lite. Thus 30% of shareholders were dissatisfied with the lite version of proxy access that the company adopted a year ago. When 30% of shareholders are dissatisfied in 2016 they should not be disenfranchised at the 2017 annual meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Beth MacDonald <beth.macdonald@lowes.com>

## Proposal 6 — Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value:

### Shareholder Proxy Access — Proposal 6

### Lowe's Board of Directors' Statement OPPOSING this shareholder proposal.

In March 2016, the Board amended our Bylaws to implement proxy access. As amended, our Bylaws permit a shareholder, or a group of up to 20 shareholders, owning 3% or more of our outstanding Common Stock continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to the greater of (i) two or (ii) 20% of the Board or, if such amount is not a whole number, the closest whole number below 20%, provided that the shareholder(s) and the nominee(s) satisfy the requirements in our Bylaws applicable for all director nominees.

Our Governance Committee and Board closely monitored proxy access developments and discussed the topic at four separate meetings prior to the Board adopting proxy access. Specifically, in considering whether to recommend that the Board adopt proxy access, our Governance Committee reviewed the proxy voting guidelines of our major shareholders; the voting policies of the major proxy advisory firms; proxy access bylaws adopted by other public companies; feedback from you, our shareholders; advice from our outside advisors and the availability of other methods by which our shareholders can seek to influence the decisions of the Board, including nominating directors pursuant to the advance notice provisions in our Bylaws. We also contacted many of our shareholders to get their thoughts on proxy access and the specific terms that they believed would be appropriate for Lowe's. Our shareholders generally supported proxy access even though they did not share a common view on the terms under which proxy access should be adopted. Based on the information available to the Board as well as its own deliberations on the topic, the Board adopted proxy access bylaws that it believes are accessible and responsive to our shareholders.

At Lowe's, we believe in governance that enhances the way we run the business, provides strong alignment with shareholders, and keeps our company safe and secure. Our current corporate governance structure reflects a strong commitment to effective governance practices, accountability to our shareholders, best practices and feedback provided from our shareholders. Below are highlights of our corporate governance practices:

- *Independent Board*—All of our directors, with the exception of our Chairman, President and Chief Executive Officer, are independent.
- *Annual Election of Directors*—Each of our directors serves a one-year term and stands for re-election at each annual meeting.
- *Diversity and Board Refreshment*—Our Governance Committee is responsible for identifying and recommending individuals to the Board and is committed to having diverse individuals from different backgrounds with varying perspectives, professional experience, education and skills serving as members of the Board. We regularly evaluate our Board composition and engage in Board succession planning and, in fiscal 2015, the Board elected three new, highly qualified members.

The Board will continue to evaluate appropriate corporate governance measures and changes to our governance structure, policies and practices that it believes will serve the best interests of Lowe's and its shareholders. In light of the carefully considered proxy access bylaws adopted earlier this year, the Board believes that this proposal is unnecessary.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THIS SHAREHOLDER PROPOSAL. UNLESS OTHERWISE SPECIFIED, PROXIES WILL BE VOTED "AGAINST" THE PROPOSAL.

# Additional Information

## DELIVERY OF PROXY MATERIALS

As permitted by the Exchange Act, only one copy of this Proxy Statement and the 2015 Annual Report to Shareholders, or the Notice of Internet Availability of Proxy Materials, as applicable, is being delivered to shareholders residing at the same address, unless such shareowners have notified the Company of their desire to receive multiple copies of proxy statements, annual reports or notices.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

***FISMA & OMB Memorandum M-07-16***

February 14, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 3 Rule 14a-8 Proposal**
**Lowe's Companies, Inc. (LOW)**
**Year Old Proxy Access Recycled**
**John Chevedden**

Ladies and Gentlemen:

This responds to the January 30, 2017 no-enforcement request.
It was submitted nearly 50-days after the company deadline for rule 14a-8 proposals.
The rule 14a-8 proposal was submitted 10-days before the company deadline.

The Council of Institutional Investors stated:
"Reliance on private ordering (rather than a more standardized approach envisaged by the SEC in 2010) has meant that this area is even more complex, with the potential for various creative ways to block or frustrate what shareowners would see as legitimate uses of the mechanism. For example, some remarkably broad provisions require a nominating shareholder to file with the SEC anytime it communicates with another shareholder, regardless of whether that communication triggers a filing requirement under the SEC's own regulations."

With the burden of proof on the company the company gave no assurance that its massive 4000-word version of proxy access, adopted in early 2016, did not contain one or more clandestine proxy access barriers like the Council of Institutional Investors warned about.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Beth MacDonald <beth.macdonald@lowes.com>

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

February 12, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Rule 14a-8 Proposal**
**Lowe's Companies, Inc. (LOW)**
**Year Old Proxy Access Recycled**
**John Chevedden**

Ladies and Gentlemen:

This responds to the January 30, 2017 no-enforcement request.
It was submitted nearly 50-days after the company deadline for rule 14a-8 proposals.
The rule 14a-8 proposal was submitted 10-days before the company deadline.

In regard to the 3 bullets on page 7:

Bullet #1 does not evaluate the supporting statement in relationship to the propose of the resolved statement which is taken from the exact words of the resolved statement:
"to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access."

Bullet #2 refers to Krispy Kreme – the words Krispy Kreme are not in the proposal.

Bullet #3 refers to Institutional Shareholder Services and Glass, Lewis – the words Institutional Shareholder Services and Glass, Lewis are not in the proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Beth MacDonald <beth.macdonald@lowes.com>

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

***FISMA & OMB Memorandum M-07-16***

February 8, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**Lowe's Companies, Inc. (LOW)**
**Year Old Proxy Access Recycled**
**John Chevedden**

Ladies and Gentlemen:

This responds to the January 30, 2017 no enforcement request.
It was submitted nearly 50 days after the company deadline for rule 14a-8 proposals.
The rule 14a-8 proposal was submitted 10-days before the company deadline.

The company line is that henceforth a company need only gloss over the precise words of the resolved statement and divine that there is a general topic addressed by the precise words of the proposal. And once a company can claim that in a previous year it has adopted a version of the generalized topic – then the company work is done.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Beth MacDonald <beth.macdonald@lowes.com>

[LOW – Rule 14a-8 Proposal, December 2, 2016]
[This line and any line above it *is not* for publication.]

**Proposal [4] - Shareholder Proxy Access Reform**

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal has added importance to our company because GMI Analyst said the Lowe's Board contained two directors (Morgan and Johnson) who were flagged for prior board service at companies that filed Chapter 11 bankruptcy. In addition, 3 directors (Larsen - Compensation, Alvarez - Audit and Johnson - Compensation) were considered overboarded and all were additionally burdened with service on Lowe's board committees. Alvarez and Johnson received 20% and 12% in negative votes at the 2015 annual meeting. Practices like these make a case for at least 50 shareholders to aggregate their shares to replace directors.

Please vote to enhance shareholder value:

**Shareholder Proxy Access Reform – Proposal [4]**

[The above line *is* for publication.]

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
2200 PENNSYLVANIA AVENUE, NW
WASHINGTON, D.C. 20037-1701

TEL 202 • 955 • 1500
FAX 202 • 778 • 2201

SCOTT H. KIMPEL
DIRECT DIAL: 202 • 955 • 1524
EMAIL: SKimpel@hunton.com

January 30, 2017

FILE NO: 23797.001762

**VIA EMAIL (shareholderproposals@sec.gov)**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Lowe's Companies, Inc. - 2017 Annual Meeting
Exclusion of Shareholder Proposal**

Ladies and Gentlemen:

I am writing on behalf of Lowe's Companies, Inc., a North Carolina corporation ("Lowe's" or the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the Company may exclude the shareholder proposal entitled "Proposal [4] – Shareholder Proxy Access Reform" and supporting statement (the "Proposal"), submitted by John Chevedden, from the proxy materials to be distributed by the Company in connection with its 2017 Annual Meeting of Shareholders (the "2017 proxy materials"), which the Company expects to file with the Commission on or about April 21, 2017.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), Lowe's is emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), Lowe's is simultaneously sending a copy of this letter and its attachments to Mr. Chevedden as notice of the Company's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, Lowe's is taking this opportunity to remind Mr. Chevedden that if he submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

## The Proposal

The Proposal states:

> Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Copies of the Proposal, cover letter, broker letter and all related correspondence are attached hereto as Exhibit A.

## Basis for Exclusion

As discussed in more detail below, Lowe's hereby respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2017 proxy materials pursuant to:

(i) Rule 14a-8(i)(10) because the company has already substantially implemented the proposal; and

(ii) Rule 14a-8(i)(3) and the First Amendment to the United States Constitution because the Supporting Statement contains materially false and misleading statements.

## Analysis

### I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented by the Company.

*A. Rule 14a-8(i)(10)*

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already "substantially implemented" the proposal. The stated purpose of the predecessor to Rule 14a-8(i)(10) was "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The Commission has stated that a narrow interpretation of the predecessor rule, which required a company to have "fully effected" a proposal, "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process" by enabling proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal." Exchange Act Release No. 19135, at § II.B.5. (Oct. 14, 1982). The Commission proposed and adopted a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented." See Exchange Act Release No. 20091, at § II.E.6. (Aug. 16,

1983). The Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Consequently, when a company has taken action to address the essential objectives of a shareholder proposal, the proposal has been "substantially implemented" and may be excluded. See, e.g., *Discover Financial Services* (avail. Jan. 17, 2017); *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

In many cases, the Staff has found that a company has adequately addressed the essential objectives of a shareholder proposal without implementing precisely the actions or achieving all of the objectives contemplated by the proposal. For example, in *Discover Financial Services* (avail. Jan. 17, 2017), a shareholder proposal asked the board to provide shareholders with proxy access and a limit of 40 shareholders that can aggregate their shares to achieve the percentage of common stock to be held by qualified nominating shareholders to make such nominations. The proxy access bylaw adopted by the board limited the number of shareholders to 20 rather than 40. The Staff concurred that the company may exclude the proposal under rule 14a-8(i)(10) because the board had adopted a proxy access bylaw that addressed the proposal's essential objective. In addition, in *NVR, Inc.* (avail. Mar. 25, 2016), a shareholder proposal specifically requested elimination of the company's 20-shareholder aggregation limit, among other changes. NVR revised its bylaws to address other requests in the proposal, but retained the 20-shareholder limit, noting that the limit was of "far less significance and not necessary to achieve the essential objectives of proxy access." The Staff concurred that NVR had substantially implemented the proposal. Similarly, in *General Dynamics Corp.* (avail. Feb. 12, 2016), the Staff concurred that the company had substantially implemented a shareholder proposal by adopting a proxy access bylaw that implemented the essential objectives of the proposal, yet imposed additional restrictions, including a 20-shareholder cap on the number of shareholders and several additional representations or undertakings required to be made by the nominating shareholder.

### *B. The Recent Amendment to the Company's Bylaws Satisfies the Proposal's Essential Objective*

On March 18, 2016, the board of directors of Lowe's amended the Company's bylaws (as amended, the "Bylaws") to provide a procedure enabling shareholders to nominate directors for inclusion in the Company's proxy statement (the "Proxy Access Provision"). The Proxy Access Provision permits a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's annual meeting proxy materials director nominees constituting up to the greater of (i) two or (ii) 20% of the Board or, if such amount is not a whole number, the closest whole number below 20%, provided that the shareholder(s) and the nominee(s) satisfy the requirements in the Bylaws applicable for all director nominees. The

Bylaws were filed as an exhibit to a Current Report on Form 8-K filed with the Commission on March 24, 2016. A copy of the Bylaws also is attached to this letter as Exhibit B.

The Proxy Access Provision satisfies the Proposal's essential objective of providing a meaningful proxy access right to a shareholder or group of shareholders that have owned 3% or more of the Company's common stock continuously for at least three years.

The following is a more detailed discussion of how the Proxy Access Provision addresses the Proposal.

- **Ownership and Holding Period.** The Proposal requests that the Company allow "shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access." The Bylaws provide that a shareholder or a group of shareholders is eligible to submit a proxy access nominee if such shareholder or group (i) has owned 3% or more of the Company's outstanding common stock continuously for at least three years, (ii) continues to own the required amount of shares through the date of the annual meeting, and (iii) satisfies the other requirements of the Proxy Access Provision. In addition, the Bylaws provide that a shareholder's ownership of shares shall be deemed to continue during any period in which the shareholder (A) has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the shareholder, or (B) has loaned such shares, provided that the person has the power to recall such loaned shares on not more than three business days' notice and has in fact recalled the loaned shares as of the time the notice of intent is submitted to the Company and does not re-loan them through the annual meeting date.

- **Aggregation of Shareholders.** The Proposal requests that the Company "enable at least 50 shareholders to aggregate their shares to equal 3% of our stock". The Bylaws provide that for purposes of satisfying the ownership requirement (A) the shares of stock of the corporation owned by one or more shareholders, or by the person or persons who own shares of the corporation's stock and on whose behalf any shareholder is acting, may be aggregated, provided that the number of shareholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed 20, and (B) a group of funds under common management and investment control shall be treated as one shareholder or person for this purpose.

  Although the Proxy Access Provision limits aggregation to 20 shareholders, the Staff has permitted exclusion of similar proxy access proposals that called for unlimited aggregation where the company limited aggregation to 20 shareholders. See, e.g., *WD-40 Company* (avail. Sept. 27, 2016); *Leidos Holdings, Inc.* (avail. May 4, 2016); *Equinix, Inc.* (avail. Apr. 7, 2016); *Amphenol Corp.* (*granted on recon.*, avail. Mar. 29, 2016); *NVR, Inc.* (avail. Mar. 25, 2016); *Omnicom Group Inc.* (avail. Mar. 22, 2016); *General Motors Co.* (avail. Mar. 21, 2016); *Quest Diagnostics Inc.* (avail. Mar. 17,

2016); *Chemed Corp.* (avail. Mar. 9, 2016); *Amazon.com, Inc.* (avail. Mar. 3, 2016); *Alaska Air Group, Inc.* (avail. Feb. 12, 2016); *Baxter Int'l Inc.* (avail. Feb. 12, 2016); *Capital One Financial Corp.* (avail. Feb. 12, 2016); *General Dynamics Corp.* (avail. Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (avail. Feb. 12, 2016); *Illinois Tool Works, Inc.* (avail. Feb. 12, 2016).

In addition, the Company does not believe that increasing the number of shareholders that are allowed to aggregate their shares would result in a more meaningful proxy access right. The Proposal references an analysis by the Council of Institutional Investors and states that for most companies, "[e]ven if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years." However, this statement is not relevant to the Company's shareholder base. A review of the Company's stockholder records indicates that as of December 31, 2016, the Company had one stockholder that held 5% or more of its common stock, four stockholders that each held between 3% and 5% of its common stock, and five stockholders that each held between 1% and 3% of its common stock. Collectively, the Company's 20 largest stockholders held shares of the Company's common stock representing approximately 30% of the Company's voting power. With the Company's current ownership structure, it is possible to assemble a group of 20 shareholders that own at least 3% of the Company's shares and that does not include any of the Company's largest 50 institutional shareholders (assuming each holder has owned its shares for three years). Accordingly, the Company believes the Proponent's essential objective of enabling shareholders to accumulate a 3% position is substantially implemented by the Proxy Access Provision.

The Commission has specifically rejected the notion that the actions requested by a proposal need to be fully effected in each and every respect for that proposal to be substantially implemented. Although the Proxy Access Provision adopted by the Company contains a lower limit on the number of shareholders eligible to aggregate shares in a nominating group, this variation does not undermine the essential objectives of the Proposal. In addition, the Proposal does not specifically request an amendment of the existing Proxy Access Provision and does not acknowledge that the existing Proxy Access Provision incorporates two of the three terms that the Proposal specifically requests. In this respect, the Proposal may be distinguished from proposals in which the proponents specifically ask for revisions or amendments to existing bylaws. This Proposal requests that the Company "enable" a group of shareholders "in order to make use of shareholder proxy access." The Proxy Access Provision satisfies the Proposal's essential objective of providing a meaningful proxy access right to a shareholder or group of shareholders that have owned 3% or more of the Company's common stock continuously for at least three years. Thus, even though proxy access has not been implemented exactly as proposed by the Proponent, the Company has substantially implemented the Proposal. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(10).

## II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Supporting Statement Contains Materially False and Misleading Statements.

### *A. Rule 14a-8(i)(3)*

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

All or part of a shareholder proposal or the supporting statement may be excluded under Rule 14a-8(i)(3) if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. See Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). In certain situations, an entire proposal may be excluded where the proposal contains false or misleading statements speaking to the proposal's fundamental premise. For example, in *Ferro Corp.* (avail. Mar. 17, 2015), the Staff concurred that the company may exclude a shareholder proposal that requested that the Ohio company reincorporate in Delaware and included supporting statements misstating Ohio law. Likewise, in *AT&T Inc.* (avail. Feb 2, 2009), a shareholder proposal requested an adoption of a bylaw to implement a lead director and included a supporting statement misstating the independence standard of the Council of Institutional Investors. The Staff concurred that the proposal was excludable due to the false and misleading statements.

In addition, the Staff has made clear that references in a proposal to external sources can violate the Commission's proxy rules, including Rule 14a-9, and thus can support exclusion pursuant to Rule 14a-8(i)(3). See Section F of Staff Legal Bulletin No. 14 (July 13, 2011) ("SLB 14") (permitting exclusion of a website address under Rule 14a-8(i)(3) because the information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules). Likewise, in *Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of newspaper article references contained in the proponent's supporting statement, on the basis that such references were false and misleading under Rule 14a-9.

### *B. The Supporting Statement Contains Materially False and Misleading Statements.*

The Company believes that the Proposal contains objectively and materially false and misleading statements that misrepresent the premise of the Proposal and are in contravention of the proxy rules.

The statements set forth below are demonstrably false and misleading in material respects.

- The first paragraph of the Supporting Statement states: "**Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.**"

  This statement misrepresents the entire premise of the Proposal. The objective of the Proposal is to provide a meaningful proxy access right to shareholders, and this statement conflates the ability of the Company's shareholders to access that right with public pension fund shareholding "at most companies." The participation of public pension funds has no relationship to the ability of the Company's shareholders to use the proxy access right provided in the Company's Bylaws. As stated above, as of December 31, 2016, the Company's 20 largest stockholders held shares of the Company's common stock representing approximately 30% of the Company's voting power, and given the Company's current ownership structure, it is possible assemble a group of 20 shareholders that owns at least 3% of the Company's shares and does not include any of the Company's largest 50 institutional shareholders.

- The first sentence in the third paragraph of the Supporting Statement states: "**This proposal has added importance to our company because GMI Analyst said the Lowe's Board contained two directors (Morgan and Johnson) who were flagged for prior board service at companies that filed Chapter 11 bankruptcy.**"

  This statement is demonstrably false. James H. Morgan has served on the board of Krispy Kreme Doughnuts, Inc. since 2000. The Governance Metrics Report referenced in the Supporting Statement states that Krispy Kreme Doughnuts, Inc. filed for Chapter 11 bankruptcy in 2005, which is not a true statement. Krispy Kreme Doughnuts, Inc. has never filed for Chapter 11 bankruptcy.

- The second sentence in the fourth paragraph states: "**In addition, 3 directors (Larsen – Compensation, Alvarez – Audit and Johnson – Compensation) were considered overboarded and all were additionally burdened with service on Lowe's board committees.**"

  This statement is also demonstrably false. According to the 2017 voting guidelines released by the two most prominent proxy advisory services, Institutional Shareholder Services and Glass, Lewis & Co., a director is considered to be "overboarded" if he or she serves on more than five public company boards. Marshall O. Larsen and Robert L. Johnson each serve on the boards of four public companies. Raul Alvarez serves on

> five public company boards. None of these directors meet the criteria for being "overboarded" as that term is commonly understood. It is false and misleading to the Company's shareholders to state that these directors are "considered overboarded."

These false and misleading statements are material. The Supporting Statement expressly states that the Proposal "has added importance" based on these statements, and these statements are the basis for the Supporting Statement's claims that there is "a case for at least 50 shareholders to aggregate their shares to replace directors."

Mr. Chevedden presumably references the Governance Metrics Report because he believes it is an independent or authoritative source that will influence the Company's shareholders in how they vote. Accordingly, there may be "a substantial likelihood that a reasonable shareholder would consider [the Supporting Statement] important in deciding how to vote." *Virginia Bankshares, Inc. v. Sandberg*, 501 U.S. 1083, 1090 (1991) (quoting *TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438,449 (1976)).

In addition to influencing how shareholders vote with respect to the Proposal, there is also a substantial likelihood that the false and misleading statements in the Supporting Statement may influence how shareholders vote on other proposals that will be included in the 2017 proxy materials. In particular, the Supporting Statement's insinuation that certain of the Company's directors were responsible for other companies' bankruptcies and the unsupported claims that certain directors are "overboarded" could influence how the Company's shareholders vote in the election of directors.

For all of the reasons set forth above, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(3).

Compelling the Company to publish factually inaccurate information about itself in its proxy statement also raises grave issues under the First Amendment. Such government-compelled speech clearly violates the First Amendment under Supreme Court jurisprudence and, in particular, the D.C. Circuit Court of Appeals' recent decision in *Nat'l Ass'n of Mfrs. v SEC*, 800 F.3d 518 (D.C. Cir. 2015). The speech at issue here is neither factual nor uncontroversial, nor does it deal with commercial advertising or point of sale disclosure. Here, requiring a public company to "publicly condemn itself" is precisely the kind of compelled speech that the D.C. Circuit found constitutionally offensive in *NAM.* Moreover, the erroneous nature of the Proponent's claims is likely to confuse or mislead investors—not inform them. The fact that the Company may later offer corrections or clarifications in its statement in opposition does not cure the fundamental First Amendment defect. Thus, the D.C. Circuit has made clear that the Commission cannot compel the Company to include the Proponent's specious and defamatory statements here.

**Conclusion**

For the foregoing reasons, Lowe's respectfully requests your confirmation that the Staff will not recommend any enforcement action to the Commission if Lowe's excludes the Proposal from its 2017 proxy materials.

Please do not hesitate to contact me at (202) 955-1524, or by email at skimpel@hunton.com, if you have any questions or require any additional information regarding this matter.

Sincerely,

Scott H. Kimpel

Enclosures

Cc: Beth MacDonald, Vice President, Associate General Counsel, Lowe's Companies, Inc.
John Chevedden (via email at ***FISMA & OMB MEMORANDUM M-07-16***)

**EXHIBIT A**

**JOHN CHEVEDDEN**

***FISMA & OMB MEMORANDUM M-07-16***

Mr. Ross W. McCanless
Corporate Secretary
Lowe's Companies, Inc. (LOW)
1000 Lowe's Blvd
Mooresville, NC 28117
PH: 704 757-9210
PH: 704-758-2250
FX: 704 757-0611
FX: 704-757-0598

Dear Mr. McCanless,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

John Chevedden

December 2, 2016
Date

cc: Hannah H. Kim <Hannah.H.Kim@lowes.com>
General Counsel
PH: 704-758-4191
FX: 704-757-0603
Tracy Millsaps <tracy.d.millsaps@lowes.com>

[LOW – Rule 14a-8 Proposal, December 2, 2016]
[This line and any line above it *is not* for publication.]

**Proposal [4] - Shareholder Proxy Access Reform**

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal has added importance to our company because GMI Analyst said the Lowe's Board contained two directors (Morgan and Johnson) who were flagged for prior board service at companies that filed Chapter 11 bankruptcy. In addition, 3 directors (Larsen - Compensation, Alvarez - Audit and Johnson - Compensation) were considered overboarded and all were additionally burdened with service on Lowe's board committees. Alvarez and Johnson received 20% and 12% in negative votes at the 2015 annual meeting. Practices like these make a case for at least 50 shareholders to aggregate their shares to replace directors.

Please vote to enhance shareholder value:

**Shareholder Proxy Access Reform – Proposal [4]**

[The above line *is* for publication.]

John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

**We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.**

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
***FISMA & OMB MEMORANDUM M-07-16***

**Pate, Juliet - Juliet Sy**

| | |
|---|---|
| **From:** | Millsaps, Tracy - Tracy D |
| **Sent:** | Thursday, December 15, 2016 3:32 PM |
| **To:** | ***FISMA & OMB MEMORANDUM M-07-16*** |
| **Subject:** | Response Letter to Shareholder Proposal |
| **Attachments:** | image2016-12-15-151827.pdf |

Please see attached letter from Beth MacDonald regarding the Shareholder Proposal sent.

Thank you.

Tracy Millsaps, NCCP
Legal Administrative Manager
Lowe's Companies, Inc.
(704) 758-2607 phone
(704) 757-0595 fax

LOWE'S

December 15, 2016

Via Email ***FISMA & OMB MEMORANDUM M-07-16*** and Overnight Delivery

Mr. John Chevedden

***FISMA & OMB MEMORANDUM M-07-16***

**Re: Rule 14a-8 Shareholder Proposal entitled "Proposal [4] Shareholder Proxy Access Reform"**

Dear Mr. Chevedden:

I am writing on behalf of Lowe's Companies, Inc. (the "Company"), which on December 2, 2016, received your shareholder proposal entitled "Proposal [4] — Shareholder Proxy Access Reform" (the "Proposal"), which you submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement for the 2017 Annual Meeting of Shareholders (the "Annual Meeting").

I am notifying you under Rule 14a-8(f) that your submission of the Proposal does not comply with Rule 14a-8(b) under the Exchange Act. In particular, Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8(b)(1), you must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year by the date of your submission of the Proposal. In this regard, the Company's records indicate that the Proposal was submitted by facsimile on December 2, 2016, and the Company's stock records do not indicate that you are a record owner of the Company's shares. Accordingly, Rule 14a-8(b)(2)(i) requires you to submit to the Company a written statement from the record owner of the Company shares beneficially owned by you (such as a broker or a bank) verifying that, as of the date the Proposal was submitted (i.e., December 2, 2016) you continuously held the requisite number of the Company's shares for at least one year. Alternatively, you could provide proof of ownership through one of the filings listed in Rule 14a-8(b)(2)(ii).

In accordance with Rule 14a-8(f), I request that you furnish to the Company, within 14 calendar days of your receipt of this letter, a written statement from the record owner of the Company shares beneficially owned by you verifying continuous ownership by you of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (i.e., December 2, 2016), as required pursuant to Rule 14a-8(b) and described above. Please send this written statement and any future correspondence to:

Lowe's Companies, Inc.
Attention: Beth R. MacDonald, Esq.
Vice President, Associate General Counsel
P.O. Box 1000 (Mail Code NB6LG)
Mooresville, NC 28115
Email: beth.macdonald@lowes.com

For your convenience, a copy of Rule 14a-8(b) is enclosed with this letter.

Please note that your response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. If you do not furnish to the Company the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) from the record owner of the Company shares beneficially owned by you within the required 14 calendar day period, the Company intends to omit the Proposal from its proxy statement in connection with the Annual Meeting.

Very truly yours,

Beth R. MacDonald

Enclosure

**Rule 14a-8(b)**

* * *

**(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

* * *

## Pate, Juliet - Juliet Sy

| | |
|---|---|
| **From:** | UPS Quantum View <pkginfo@ups.com> |
| **Sent:** | Thursday, December 15, 2016 4:03 PM |
| **To:** | Millsaps, Tracy - Tracy D |
| **Subject:** | UPS Ship Notification, Tracking Number ***FISMA & OMB MEMORANDUM M-07-16*** |

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# Shipment Details

| | |
|---|---|
| **From:** | LOWES |
| **Tracking Number:** | ***FISMA & OMB MEMORANDUM M-07-16*** |
| **Ship To:** | JOHN CHEVEDDEN<br>***FISMA & OMB MEMORANDUM M-07-16*** |

***FISMA & OMB MEMORANDUM M-07-16***
US

| | |
|---|---|
| **UPS Service:** | UPS NEXT DAY AIR |
| **Number of Packages:** | 1 |
| **Package Weight:** | 0.3 LBS |
| **Scheduled Delivery:** | 12/16/2016 |
| **Reference Number 1:** | ***FISMA & OMB MEMORANDUM M-07-16*** |



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---

## Pate, Juliet - Juliet Sy

**From:** ***FISMA & OMB MEMORANDUM M-07-16***
**Sent:** Thursday, December 22, 2016 6:30 PM
**To:** Macdonald, Beth - Beth
**Cc:** Ross W. McCanless; Millsaps, Tracy - Tracy D; Millsaps, Tracy - Tracy D
**Subject:** Rule 14a-8 Proposal (LOW) blb
**Attachments:** CCE22122016_19.pdf

Dear Ms. MacDonald,
Please see the attached broker letter.
Sincerely,
John Chevedden

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

December 22, 2016

LOW
Post-it® Fax Note 7671

| To Beth MacDonald | Date 12-22-16 | # of pages ▶ |
|---|---|---|
| Co./Dept. | Co. | |
| Phone # | Phone ***FISMA & OMB MEMORANDUM M-07-16*** | |
| Fax # 704-757-0598 | Fax # | |

From John Chevedden

John R. Chevedden

***FISMA & OMB MEMORANDUM M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than the share quantity listed in the following table in each of the following securities, since October 1, 2015:

| Security name | CUSIP | Trading symbol | Share quantity |
|---|---|---|---|
| Huntsman Corporation | 447011107 | HUN | 150 |
| Lowes Companies, Inc. | 548661107 | LOW | 100 |

The securities referenced in the preceding table are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments subsidiary.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W318203-22DEC16